Mail Stop 3561
                                                             June 23, 2017

Ronald T. Hundzinski
Vice President and Chief Financial Officer
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

       Re:     BorgWarner Inc.
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed February 9, 2017
               File No. 001-12162
               Response Dated May 25, 2017

Dear Mr. Hundzinski:

       We have reviewed your May 25, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our May 11,
2017 letter.

Notes to Consolidated Financial Statements

Note 14: Contingencies

Asbestos-related Liability, page 95

1. We note your response that you concluded your revised estimate for asbestos-related claims is a change in accounting estimate rather than a correction of an error in previously issued financial statements because the quarter ending December 31, 2016 is the first time that the liability attributable to potential asbestos-related claims not yet asserted could be reasonably estimated. You state that prior to the quarter ending December 31, 2016, you concluded claims data was too volatile, and the circumstances in which future asbestos-related claims would be resolved too uncertain, to support a reasonable estimate of the liability for potential claims not yet asserted.
 Ronald T. Hundzinski
BorgWarner Inc.
June 23, 2017
Page 2


    Based on your response, it appears you believed a liability for potential claims not asserted was probable prior to the quarter ending December 31, 2016, but that such liability was not recognized because it could not be reasonably estimated. Please confirm whether our understanding is correct.

    Regarding periods prior to the quarter ending December 31, 2016, please tell us whether you
    (1) attempted to estimate a liability for potential claims but concluded the resulting estimate of loss (or range) was not reasonable or (2) did not attempt to estimate a liability because you believed you could not develop a reasonable estimate. If the former, please tell us the results of your estimation including your estimated liability (or range thereof) as of December 31,
    2015 and why you did not believe the estimate(s) to be reasonable.

2. Please provide us a more comprehensive and specific explanation of how you determine the amount of asbestos-related costs you recorded each period. Tell us the most significant assumptions underlying your asbestos-related liability, including the impact of and reasons for changes in those assumptions during each period presented.

3. We note your disclosure that any amounts that are reasonably possible of occurring in excess of amounts recorded are believed to not be significant. We also note your disclosure that your best estimate of liability at December 31, 2016 was $879.3 million and that such amount represents the actuarial central estimate, which is intended to represent an expected value of the most probable outcome. Please tell us what you determined to be the range of reasonably possible outcomes. In light of your claims experience, please tell us how you considered ASC 450-20-50-3 and 50-4 regarding disclosing a range of reasonably possible losses in excess of your asbestos-related accrual.

4. Please tell us why decided to hire the third-party consultant in the third quarter of 2016 and whether you had previously hired consultants for such work.

5. Please quantify for us the amount of the liability at December 31, 2016 that relates to potential claims not yet asserted.

       You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

                                                             Sincerely,

                                                             /s/ Lyn Shenk

                                                             Lyn Shenk
                                                             Branch Chief
                                                             Office of
Transportation and Leisure